UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment)

NAME OF ISSUER				CAPITAL ONE FINANCIAL CORP

TITLE OF CLASS OF SECURITIES		Common

CUSIP NUMBER				14040H105


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
























Page 1 of 10 Pages


13G

CUSIP No.	14040H105							Page 2 of 10 Pages
------------------------------------------------------------------------------
1.	Name of reporting person
S.S. or I.R.S. identification no. of above person

	Marsh & McLennan Companies, Inc.
	36-2668272
------------------------------------------------------------------------------
2.	Check the appropriate box if a member of a group*
	(a)(   )		(b)(   )
------------------------------------------------------------------------------
3.	SEC use only

------------------------------------------------------------------------------
4.	Citizenship or place of organization

	Delaware
------------------------------------------------------------------------------
				5.	Sole Voting Power

						NONE
					-----------------------------
Number of shares	)	6.	Shared Voting Power
Beneficially	)
Owned by each	)			NONE
Reporting		)			-----------------------------
Person with:	)	7.	Sole Dispositive Power

						NONE
					-----------------------------
				8.	Shared Dispositive Power

						NONE
------------------------------------------------------------------------------
9.	Aggregate amount beneficially owned by each reporting person

	NONE
------------------------------------------------------------------------------
10.	Check box if the aggregate amount in row (9) excludes certain shares*

------------------------------------------------------------------------------
11.	Percent of class represented by amount in row 9

	NONE
------------------------------------------------------------------------------
12.	Type of Reporting person*

	HC
------------------------------------------------------------------------------


13G

CUSIP No. 14040H105							Page 3 of 10 Pages
------------------------------------------------------------------------------
1.	Name of reporting person
	S.S. or I.R.S. identification no. of above person

	Putnam, LLC. d/b/a/ Putnam Investments
	36-4488942
------------------------------------------------------------------------------
2.	Check the appropriate box if a member of a group*
		(a)(   )		(b)(   )
------------------------------------------------------------------------------
3.	SEC use only

------------------------------------------------------------------------------
4.	Citizenship or place of organization

		Delaware
------------------------------------------------------------------------------
				5.	Sole Voting Power

						NONE
Number of	 shares	)			-----------------------------
Beneficially	)	6.	Shared Voting Power
owned by each	)
						871431
Reporting		)
Person with:	)			-----------------------------
				7.	Sole Dispositive Power

						NONE
					-----------------------------
				8.	Shared Dispositive Power

						9580598
------------------------------------------------------------------------------
9.	Aggregate amount beneficially owned by each reporting person

		9580598

------------------------------------------------------------------------------
10.	Check box if the aggregate amount in row (9) excludes certain shares*

------------------------------------------------------------------------------
11.	Percent of class represented by amount in row 9

		3.9%
------------------------------------------------------------------------------
12.	Type of Reporting person*

	HC
------------------------------------------------------------------------------


13G

CUSIP No. 14040H105							Page 4 of 10 Pages
------------------------------------------------------------------------------
1.	Name of reporting person
	S.S. or I.R.S. identification no. of above person

	Putnam Investment Management, LLC.
	04-2471937
------------------------------------------------------------------------------
2.	Check the appropriate box if a member of a group*
		(a)(   )		(b)(   )
------------------------------------------------------------------------------
3.	SEC use only

------------------------------------------------------------------------------
4.	Citizenship or place of organization

	Delaware
------------------------------------------------------------------------------
				5.	Sole Voting Power

						NONE
Number of	 shares	)			-----------------------------
Beneficially	)	6.	Shared Voting Power
Owned by each	)
Reporting		)			225172
Person with:	)			-----------------------------
				7.	Sole Dispositive Power

						NONE
					-----------------------------
			8.	Shared Dispositive Power

						8445363
------------------------------------------------------------------------------
9.	Aggregate amount beneficially owned by each reporting person

		8445363
------------------------------------------------------------------------------
10.	Check box if the aggregate amount in row (9) excludes certain shares*

------------------------------------------------------------------------------
11.	Percent of class represented by amount in row 9

		3.5%
------------------------------------------------------------------------------
12.	Type of Reporting person*

	IA
------------------------------------------------------------------------------


13G

CUSIP No. 14040H105							Page 5 of 10 Pages
------------------------------------------------------------------------------
1.	Name of reporting person
	S.S. or I.R.S. identification no. of above person

	The Putnam Advisory Company, LLC.
	04-6187127
------------------------------------------------------------------------------
2.	Check the appropriate box if a member of a group*
		(a)(   )		(b)(   )
------------------------------------------------------------------------------
3.	SEC use only

------------------------------------------------------------------------------
4.	Citizenship or place of organization

		Delaware
------------------------------------------------------------------------------
				5.	Sole Voting Power

						NONE
Number of	 shares	)			-----------------------------
Beneficially	)	6.	Shared Voting Power
Owned by each	)
Reporting		)			646259
Person with:	)			-----------------------------
				7.	Sole Dispositive Power

						NONE
					-----------------------------
				8.	Shared Dispositive Power

						1135235
------------------------------------------------------------------------------
9.	Aggregate amount beneficially owned by each reporting person

		1135235
------------------------------------------------------------------------------
10.	Check box if the aggregate amount in row (9) excludes certain shares*

------------------------------------------------------------------------------
11.	Percent of class represented by amount in row 9

	0.5%
------------------------------------------------------------------------------
12.	Type of Reporting person*

	IA
------------------------------------------------------------------------------


SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934



Item 1(a)	Name of Issuer:		CAPITAL ONE FINANCIAL CORP

Item 1(b)	Address of Issuer's Principal Executive Offices:

2980 Fairview Park Drive, Suite 1300,
Falls Church, VA 22042, Falls Church, Virginia 22042

Item 2(a)						Item 2(b)

Name of Person Filing:				Address or Principal Office or, if
							NONE, Residence:

Putnam, LLC d/b/a Putnam Investments	One Post Office Square
	("PI")						Boston, Massachusetts 02109
on behalf of itself and:

*Marsh & McLennan Companies, Inc.		1166 Avenue of the Americas
	("MMC")						New York, NY  10036

Putnam Investment Management, LLC.		One Post Office Square
	("PIM")						Boston, Massachusetts 02109

The Putnam Advisory Company, LLC.		One Post Office Square
	("PAC")						Boston, Massachusetts 02109




Item 2(c)		Citizenship:  PI, PIM and PAC are limited liability companies
			organized under Delaware law.  The citizenship of other
			persons identified in Item 2(a) is designated as follows:

			*	Corporation - Delaware law
			**	Voluntary association known as Massachusetts business trust -
				Massachusetts law


Item 2(d)		Title of Class of Securities:	Common

Item 2(e)		Cusip Number:	14040H105

Page 6 of 10 Pages



Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),
		check whether the person filing is a:


(a)(   )	Broker or Dealer registered under Section 15 of the Act


(b)(   )	Bank as defined in Section 3(a)(6) of the Act


(c)(   )	Insurance Company as defined in Section 3(a)(19) of the Act


(d)(   )	Investment Company registered under Section 8 of the Investment
		Company Act


(e)( X )	Investment Adviser registered under Section 203 of the Investment
		Advisers Act of 1940


(f)(   )	Employee Benefit Plan, Pension Fund which is subject to the
		provisions of the Employee Retirement Income Security Act of 1974 or
		Endowment Fund; see (Section 240.13d-1(b)(1)(ii)(F)


(g)( X )	Parent Holding Company, in accordance with Section
		240.13d-1(b)(ii)(G)


(h)(   )	Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)





	Page 7 of 10 Pages


Item 4.
Ownership.
						M&MC				PIM*			PAC			PI
						-----				-----			---			----
					(Parent holding			(Investment advisers		(Parent company
					company to PI)			& subsidiaries of PI)		to PIM and PAC)

(a)	Amount Beneficially
	Owned:				NONE				8445363	+	1135235	=	9580598

(b)	Percent of Class:			NONE				3.5%		+	0.5%		=	3.9%

(c)	Number of shares as
	to which such person has:

(1)	sole power to vote
	or to direct the vote;
	(but see Item 7)			NONE				NONE			NONE			NONE

(2)	shared power to vote
	or to direct the vote;
	(but see Item 7)			NONE				225172		646259		871431

(3)	sole power to dispose
	or to direct the
	disposition of;
	(but see Item 7)			NONE				NONE			NONE			NONE

(4)	shared power to
	dispose or to direct
	the disposition of;
	(but see Item 7)			NONE				ALL			ALL			ALL



Page 8 of 10 Pages



Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date thereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( X )

Item 6.	Ownership of More than Five/Ten Percent on Behalf of Another
Person:
No persons other than the persons filing this Schedule 13G have an economic interest in the securities reported on which relates to more than five percent of the class of securities. Securities reported on this Schedule 13G as being beneficially owned by M&MC and PI consist of securities beneficially owned by subsidiaries of PI which are registered investment advisers, which in turn include securities beneficially owned by clients of such investment advisers, which clients may include investment companies registered under the Investment Company Act and/or employee benefit plans, pension funds, endowment funds or other institutional clients.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company

PI, which is a wholly-owned subsidiary of M&MC, wholly owns two registered investment advisers: Putnam Investment Management, LLC., which is the investment adviser to the Putnam family of mutual funds and The Putnam Advisory Company, LLC., which is the investment adviser to Putnam's institutional clients. Both subsidiaries have dispository power over the shares as investment managers, but each of the mutual fund's trustees have voting power over the shares held by each fund, and The Putnam Advisory Company, LLC. has shared voting power over the shares held by the institutional clients. Pursuant to Rule 13d-4, M&MC and PI declare that the filing of this Schedule 13G shall not be deemed an admission by either or both of them that they are, for the purposes of Section 13(d) or 13(g) the beneficial owner of any securities covered by this Section 13G, and further state that neither of them have any power to vote or dispose of, or direct the voting or disposition of, any of the securities covered by this Schedule 13G.

Item 8.	Identification and Classification of Members of the Group:
		Not applicable.

Item 9.	Notice of Dissolution of Group:

		Not applicable.

Item 10.	Certification.

Page 9 of 10 Pages



By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business, were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


PUTNAM, LLC.


	/s/ Harold P. Short Jr.
BY:	-------------------------------------------
	Signature

	Name/Title:	Harold P. Short Jr.
	Senior Vice President and Director of Investment Compliance

	Date:	February 10, 2005


For this and all future filings, reference is made to Power of Attorney dated May 27, 2004, with respect to duly authorized signatures on behalf of Marsh
& McLennan Companies, Inc., Putnam Investments, LLC., Putnam Investment Management, LLC., The Putnam Advisory Company, LLC. and any Putnam Fund wherever applicable.

For this and all future filings, reference is made to an Agreement dated June 28, 1990, with respect to one filing of Schedule 13G on behalf of said entities, pursuant to Rule 13d-1(f)(1).






Page 10 of 10 Pages